

March 24, 2011

Ms. Xiaoling Ye
Chairman
China Wood, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People's Republic of China 276000

> **Re:** **China Wood, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed March 22, 2011**
> **File No. 333-170880**

Dear Ms. Ye

We reviewed the filing and have the comments below.

Executive Compensation, page 44

1. We note that you removed from the table the compensation paid in 2008. You must provide information for 2008 because that information previously was required to be provided in response to a Commission filing requirement. See Instruction 1 to Item 402(n) of Regulation S-K, and revise.

Exhibit 5.1

2. It does not appear that counsel revised the legality opinion consistent with comment one of our letter dated March 15, 2011. Please advise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (732) 5777-1188 and U.S. Mail
        Eric M. Stein, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726